UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission file number: 001-42466

3 E Network Technology Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

Unit 1904, 19/F., Podium Plaza, 5 Hanoi Road

Tsim Sha Tsui, Kowloon Hong Kong

Tel: +852 98232486

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Convertible Note Offering

On October 17, 2025, 3 E Network Technology Group Limited (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company agreed to sell and issue a convertible promissory note in the principal amount of $1,500,000 (the “Note”) convertible into Class A ordinary shares of the Company, par value $0.0001 per share (“Shares”) for aggregate gross proceeds of $1,380,000, which was closed on the same date (the “Closing”).

Concurrently, the Company and the Investor entered into a Registration Rights Agreement, which stipulates that the Company will file a registration statement on Form F-3, or, if the Company is not then eligible to use Form F-3, on Form F-1, or any successor form with the SEC within five business days of the filing of the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2025 with the U.S. Securities and Exchange Commission, which will cover the resale of Shares issuable upon conversion of the Note.

In addition, to secure the transactions and as a condition precedent to the Closing, the Company, its subsidiaries, and the Investor also entered into a Guarantee Agreement at the Closing to guarantee the Company’s payment and performance of all obligations under the Purchase Agreement.

The foregoing description of the Purchase Agreement, the Note, the Registration Rights Agreement, the Guarantee Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of such documents, forms of which are filed as Exhibits to this Current Report on Form 6-K as Exhibits 10.1, 4.1, 10.2 and 10.3 hereto, respectively, and incorporated by reference. The Company also issued a press release announcing the Closing, a copy of which is furnished herewith as Exhibit 99.1.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

Exhibit Index

Exhibit No.	Description
4.1	Form of Senior Secured Convertible Note
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
10.3	Form of Guarantee Agreement
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

Date: October 20, 2025	By:	/s/ Tingjun Yang
		Name:	Tingjun Yang
		Title:	Chief Executive Officer

3